United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Tesla, Inc.

Name of persons relying on exemption: Sisters of the Good Shepherd, NY Province

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Proposal 7 - Human Rights Disclosure at the Tesla, Inc. Annual General Meeting on September 22, 2020.

Summary of the Proposal

The proposal asks Tesla, Inc. (Tesla) to prepare a report on the company’s processes for embedding respect for human rights within operations and through its business relationships. Tesla is exposed to significant human rights risks which may have a material impact on the company. Yet existing disclosures fail to provide evidence of effective human rights due diligence. The requested report would describe (1) board oversight of human rights and (2) human rights due diligence processes, including systems for providing meaningful remedy when adverse human rights impacts occur.

Rationale for Support

A strong culture of respect for human rights appears to be lacking at Tesla. CEO Elon Musk and the Board of Directors have not set a tone from the top that prioritizes human rights. This is demonstrated by business practices that defy safety regulations, including OSHA standards and measures that were put in place to slow the spread of COVID-19. Strong systems are needed to ensure that there is clarity, accountability, training, and oversight, so that the company can operate in a way that complies with laws and respects the rights and dignity of those affected by the business.

Embedding respect for human rights throughout the business includes:

•	Assigning appropriate roles and responsibilities for human rights;
•	Setting a tone from the top;
•	Recruiting management and board candidates with human rights expertise;
•	Talking openly and honestly about human rights, challenges, and ways to improve;
•	Training staff on human rights;
•	Incentivizing human rights performance and disincentivizing poor practices; and
•	Developing capacity to solve dilemmas and respond to unforeseen circumstances.[1]

While Tesla has a Supplier Code of Conduct and Human Rights and Conflict Minerals Policy in place, company disclosures do not demonstrate effective implementation of a robust human rights commitment throughout the business. Given the risks of serious human rights violations, such as child labor in the supply chains for raw materials and severe labor rights risks in Tesla’s U.S. manufacturing operations, it is important for Tesla to be transparent about the company’s culture, processes, and structures to manage these risks.

Arguments in Favor of the Proposal on Human Rights Disclosure

1.	Tesla faces legal, financial, and reputational risks which negatively impact long-term value creation due to its failure disclose how it is effectively embedding its commitment to respect human rights throughout the business.

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●	Tesla is currently being sued for failing to address documented child labor in its supply chain. Tesla sources cobalt from mines in the Democratic Republic of the Congo (“DRC”) that may be produced with child labor. More than 60% of the world’s cobalt comes from the DRC, and 20% of that is mined by hand, often by children.[2] UNICEF estimated that there were 40,000 children mining cobalt in the DRC, and the actual numbers are likely higher.[3] Tesla is one of five companies facing a federal class action lawsuit, which includes allegations of “knowingly benefiting from and aiding and abetting the cruel and brutal use of young children in Democratic Republic of Congo (“DRC”) to mine cobalt.”[4] The fourteen plaintiffs are children who suffered serious injuries while mining cobalt and families of children who were killed in tunnel collapses. The complaint states, “Among others, Tesla obtains DRC cobalt from one of the largest and worst mining operators in the DRC, KCC. KCC is owned and controlled by Glencore, which sells cobalt to Umicore… Umicore processes the cobalt and then supplies refined cobalt to LG Chem, which supplies Tesla with cobalt for use in its cobalt-containing batteries.” In June 2020, Tesla entered into a long-term cobalt sourcing partnership with Glencore, a company facing criminal investigations and probes, including for its “failure to have the organizational measures in place to prevent alleged corruption” linked to “the bribery of foreign officials” in the DRC.” [5] Tesla plans to annually source up to 6,000 tons of cobalt from a mine in the DRC linked to child labor, even as Tesla reports it is reducing cobalt use.[6] Tesla claims to have a zero-tolerance policy for child labor, however this is not implemented, as the suit notes that non-binding supplier due diligence expectations are ineffective in preventing child labor. In the absence of information about how Tesla communicates and monitors this expectation, Tesla is exposed to legal risk.

•	Tesla may face reputational harm, supply chain disruption, and financial losses as a result of failure to address child and forced labor and other human rights risks in its supply chain. Child labor risks in Tesla’s raw material supply chains undermine Tesla’s public image as a sustainable business, presenting reputational risks. Numerous high-risk commodities used by the automotive industry require effective management systems to reduce the risks of harm - including adequate training, incentives, oversight, and accountability.[7] In addition to cobalt, Tesla may be exposed to child labor risks associated with mica mined in India and Madagascar; charcoal produced for pig iron in Brazil; electronics manufactured in China; conflict minerals mined in the DRC; and natural rubber harvested in several sourcing countries.[8] In addition, forced labor risks are present in supply chains for pig iron, rubber, and electronics.[9] Other human rights risks, including risks to indigenous peoples rights may be present in lithium and nickel. Tesla may face supply chain disruption as US Customs and Border Protection (“CBP”) increases issuance of Withhold Release Orders to prevent imports of goods produced with forced labor.[10] Child labor is not the only risk in Tesla’s cobalt supply chain that should be addressed: New research shows that exposure to toxic pollutants from cobalt mining increases the risks of having children born with severe birth defects.[11]

●	Failure to establish a tone at the top and culture of respect for human rights at Tesla has resulted in labor relations issues, worker health and safety violations, and discrimination and harassment. As a result, Tesla is exposed to human capital management risks such as litigation, regulatory action, poor employee recruitment and retention, and reputational harm.

Tesla employees have publicly protested and raised concerns about the company’s response to COVID-19 and that its practices are putting workers’ lives at risk. Some Tesla employees who raised concerns about the company’s insufficient response to COVID-19 have faced retaliation.12 Meanwhile, infections at Tesla facilities are increasing, primarily at its Fremont, CA plant.13 An internal document from July showed that at least 130 Tesla employees had tested positive for COVID-19 and over 1,500 employees were potentially “affected” or “exposed” by coming into contact with those who had tested positive.14 Employees state they do not feel safe and are calling for increased COVID testing, stronger protections for workers such as adjusting operations for social distance, providing face covering, and sanitizing equipment and shared tools.15 This is not only an urgent and serious health issue, but presents risks to business continuity, fines, or litigation risks. 98 investors requested the SEC create new disclosure requirements that would allow investors to analyze companies’ response to COVID-19,16 recognizing that companies that take appropriate action to protect workers may be more resilient and mitigate economic impacts of the pandemic. In contrast to protecting workers and business continuity, Tesla failed to ensure a safe workplace and disrespected employee voice. In June, Elon Musk defied the shelter-in-place rules to open the Fremont plant early and Tesla failed to disclose the number of employee cases or measures to address employees’ concerns about the lack of worker protections.17

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In September 2019, a National Labor Relations Board (NLRB) judge in California ruled that Tesla violated federal labor laws and engaged in anti-union activity by interfering with labor organizing in 2017 and 2018.18 The case demonstrated a lack of “tone at the top” respecting human rights, as CEO Elon Musk published a tweet that appeared to threaten workers who unionized. In its Statement of Opposition, Tesla critiqued the way that these risks were described in the proposal. It denies this allegation and filed 166 exceptions to the NLRB decision.19

Tesla’s California and Nevada factories have had a particularly poor worker health and safety record. From 2014 to 2018, Tesla’s Fremont, CA plant had three times as many Occupational Safety and Health Administration (OSHA) violations as 10 major U.S. auto plants combined, resulting in fines.20 Violation Tracker reports that since 2000, Tesla had and 2 employment-related offenses for wage and hour violations, resulting in $1,777,909 in penalties and 13 health and safety violations resulting in $468,084 in penalties.21 While in its Opposition Statement Tesla claims to have improved, a 2018 report by Reveal found that Tesla undercounted and mislabeled injuries to make them sound less severe at Tesla’s Fremont, CA, as well as factory safety markings conforming to Musk’s aesthetic preferences rather than OSHA regulations.22 Tesla failed to provide adequate and safe working environments for all workers, as demonstrated by extended use of an open-air tent in Fremont where workers were exposed to extreme temperatures and smoke during the California wildfires.23 OSHA inspections and 911 call records show that injuries occur frequently at Tesla’s Gigafactory 1 in Nevada, including at least three amputations.24 Incomplete injury reports do not back up Tesla’s claim that the plants’ safety record has improved.

Governance, oversight, and a culture of accountable systems to address racism, harassment, and discrimination appear lacking, as Tesla faces multiple lawsuits at its plants. Claims filed with the U.S. Equal Employment Opportunity Commission (EEOC) and the state Division of Human Rights in 2019 and legal actions allege severe and pervasive racial harassment, the use of racial epithets and slurs at work, failure of supervisors to address racism or consult with impacted workers, and that layoffs primarily impacted people of color. 25 Workers of color also report discriminatory practices around promotions, pay, and job placement in more strenuous tasks.

●	Tesla is exposed to legal and regulatory risks associated with sourcing conflict minerals. Tesla has weak disclosures and may be unprepared to comply with emerging regulations in the EU. Tesla uses conflict minerals known as 3TG (tin, tantalum, tungsten, and gold) in a wide range of automotive parts. These minerals may be sourced from the DRC and neighboring conflict-affected areas, which may provide an income stream to armed groups and perpetuate violent conflict in the region. The efforts to embed respect for human rights and ensure implementation of Tesla’s Human Rights and Conflict Minerals Policy are lacking and Tesla may be unprepared to comply with the EU Conflict Minerals Regulation, which takes effect on January 1, 2021. It will require importers of conflict minerals into the EU to establish management systems to support and conduct due diligence and make disclosures.

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●	Failure to address risks to safety linked to use of products exposes Tesla to legal risks and loss of consumer trust. Three recent crashes involving Tesla vehicles on Autopilot that killed three people have led to increasing scrutiny about the safety of this feature.[26] Since 2016, NHTSA has investigated 13 crashes involving Tesla vehicles on Autopilot. MIT researchers who conducted studies of Autopilot use are calling on Tesla to “institute camera-based driver monitoring” to assure drivers using Autopilot are paying attention to the road and reduce the risk of accidents.[27] Employees at Tesla’s GA4 site in Fremont reported being forced to take shortcuts during the assembly process to meet production goals, which may compromise vehicle safety.[28] Failure to ensure adequate controls and oversight of product quality and safety raises risks.

2.	There are gaps in Tesla’s existing human rights disclosure on its processes to embed respect for human rights, particularly in the areas of board oversight of human rights, human rights due diligence practices, and provision of remedy to rights holders adversely impacted by Tesla’s business activities.

For automobile companies like Tesla, the Sustainability Accounting Standards Board (SASB) identifies “labor practices” and “materials sourcing”, among other factors including “product quality and safety” as topics that are financially material.29 The labor practices topic includes a company’s ability to uphold fundamental labor rights by complying with labor laws and international standards, including the prohibition of child labor and forced labor, compliance with wage and hour laws, and the company’s relationship with organized labor, among other issues. SASB notes, “Auto manufacturers that manage workers in a way that protects worker rights may face higher labor costs in the short term, but may be better positioned to ensure the long-term financial sustainability of their operations by enhancing worker productivity.“ 30 Materials sourcing poses financially material risks for automakers as rare earth metals and minerals are required for automobile production, and these materials are often sourced from limited geographies, often from countries “subject to geopolitical uncertainty.” Tesla’s disclosure on these two criteria is lacking.

Tesla’s existing policies and standard compliance-focused audit processes do not respond to the proposal’s request for disclosure on processes to embed respect for human rights throughout the business. The scale and scope of Tesla’s supplier monitoring practices are not defined, and existing disclosures do not provide sufficient assurance of widespread supplier compliance. Without sufficient disclosure, investors conclude that Tesla’s supplier monitoring processes are ineffective, especially as the company faces a lawsuit alleging child labor.

With respect to worker health and safety, Tesla mentions efforts to strengthen its EHS management systems and engage with workers on reducing the risk of injury. However, in light of ongoing concerns related to Covid-19, lawsuits on discrimination, and worker health and safety violations, it is not evident that these are effectively embedded and implemented with accountability and oversight, especially given concerns about inaccurately presenting data.

Tesla has faced criticism on corporate governance related to Board independence and oversight of management.31 Tesla’s only mention of board oversight of human rights in the Opposition Statement is that it discloses a mechanism to report instances of supplier noncompliance to the board. This is not an indication that the board has adequate capacity, discusses human rights at its meetings, and is effectively overseeing human rights risks within Tesla’s operations and supply chain. No board committee charters appear to explicitly state oversight of human rights risk as a board responsibility, which is key to effective embedding.

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Tesla’s disclosures do not provide evidence of effective due diligence or any assurance that Tesla’s cobalt is sourced from mines that do not use child labor. Disclosure on processes to embed respect for human rights would entail communicating its commitment to respect for human rights throughout the business, which includes assigning human rights responsibilities to senior leadership and the board, ensuring employees in procurement or other relevant functions understand how human rights shows up in their work, and that those employees have adequate training and incentives.

Disclosure on how Tesla embeds respect for human rights throughout the business is currently lacking - even from Tesla’s recently published 2019 Impact Report.32 Reporting on the following indicators would respond to the request of the proposal and assure investors that Tesla has effective embedding33:

●	Which human rights issues are discussed at the Board level and at what frequency?
●	How does Tesla communicate the responsibility to respect human rights throughout the business to its employees, suppliers, and other partners?
●	Do employees understand human rights implications for how they conduct their work? Do employees undergo trainings on human rights? Does Tesla incentivize ways to act that respect human rights?
●	How does Tesla ensure respect for human rights through business relationships with suppliers, including through its assessment of suppliers’ management systems?
●	How does Tesla communicate and oversee commitments to protect labor rights, including health, safety, freedom of association and collective bargaining? Who has oversight over Tesla’s on-site medical clinics? How does Tesla ensure accurate and complete documentation of injuries and illness to OSHA?
●	As part of its human rights due diligence, has Tesla conducted a human rights impact assessment?
●	When a supplier noncompliance results in an adverse human rights impact, what does Tesla do to ensure impacted stakeholders have access to remedy?
●	Who serves on Tesla’s Responsible Minerals Steering Committee? What are the responsibilities of this committee that are related to human rights?

Conclusion

Proponents of the proposal urge shareholders to vote FOR Item 7, Human Rights Disclosure at the Tesla Corporation Annual Meeting of Shareholders on September 22, 2020 because:

1.	Tesla is exposed to significant actual and potential human rights risks in its operations and supply chain that present litigation, reputational, human capital management, and regulatory risks which negatively impact long-term value creation for shareholders.
2.	Tesla’s existing disclosures fail to provide evidence that the company is effectively embedding respect for human rights throughout the business.
3.	Reporting requested by the Human Rights Disclosure proposal would help Tesla meet its responsibility to respect human rights and would minimize its exposure to risks and the potential harm its business activities and relationships would cause to rights holders.

For questions regarding the Tesla, Inc. proposal on Human Rights Disclosure please contact: Mary Beth Gallagher, Investor Advocates for Social Justice, mbgallagher@iasj.org.

Sincerely,

Mary Beth Gallagher

Executive Director, Investor Advocates for Social Justice on behalf of the Sisters of the Good Shepherd

Date: August 26, 2020

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1 https://www.businessrespecthumanrights.org/en/page/343/embedding

2 https://www.ft.com/content/aa09dbcb-37ed-4010-a0ee-ab6cfab4d4b5?sharetype=blocked

3 https://www.cbsnews.com/news/apple-google-microsoft-tesla-dell-sued-over-cobalt-mining-children-in-congo-for-batteries-2019-12-17/

4 http://iradvocates.org/sites/iradvocates.org/files/stamped%20-Complaint.pdf; http://www.iradvocates.org/case-update/cobalt-mining-case/child-cobalt-miners-file-amended-complaint-against-apple-alphabet

5 https://www.ft.com/content/4ecf86da-2cc1-4c7e-a5fd-7b2da1efe3f9; https://www.glencore.com/media-and-insights/news/investigation-by-the-serious-fraud-office; https://www.glencore.com/en/media-and-insights/news/announcement-re-the-commodity-futures-trading-commission

6 https://www.cnbc.com/2020/06/16/tesla-glencore-cobalt-gigafactory.html; https://electrek.co/2020/06/16/tesla-secures-cobalt-deal-controversial-material/

7 https://iasj.org/wp-content/uploads/IASJ_ShiftingGearsReport_F.pdf

8 https://iasj.org/wp-content/uploads/IASJ-Shifting-Gears-Infographic-Map.pdf; https://drivesustainability.org/wp-content/uploads/2018/07/Material-Change_VF.pdf; https://www.washingtonpost.com/graphics/business/batteries/tossed-aside-in-the-lithium-rush/?wpisrc=al_alert-COMBO-economy%252Bnation

9 https://iasj.org/wp-content/uploads/IASJ-Shifting-Gears-Infographic-Map.pdf

10 https://www.cbp.gov/newsroom/national-media-release/cbp-issues-detention-orders-against-companies-suspected-using-forced

11 https://www.theguardian.com/global-development/2020/may/06/pollution-causing-birth-defects-in-children-of-drc-cobalt-miners-study

12 https://www.washingtonpost.com/technology/2020/06/25/tesla-plant-firings/

13 https://www.cbsnews.com/news/tesla-workers-coronavirus-claim-company-ignoring-concerns-femont-california-plant/

14 https://electrek.co/2020/07/14/tesla-spike-covid-19-cases-data-leak/

15 https://www.mercurynews.com/2020/06/15/coronavirus-workers-group-to-demand-tesla-give-more-safety-information/

16 https://ourfinancialsecurity.org/wp-content/uploads/2020/06/Sign-on-Letter-to-SEC-on-COVID-Disclosure.pdf

17 https://www.cnbc.com/2020/06/12/tesla-laurie-shelby-email-on-covid-19-fremont-workers-worried.html

18 https://www.mercurynews.com/2019/12/12/tesla-objects-to-nlrb-ruling-that-it-violated-labor-laws/

19 https://www.mercurynews.com/2019/12/12/tesla-objects-to-nlrb-ruling-that-it-violated-labor-laws/

20 https://www.forbes.com/sites/alanohnsman/2019/03/01/tesla-safety-violations-dwarf-big-us-auto-plants-in-aftermath-of-musks-model-3-push/#744cbedc54ce

21 https://violationtracker.goodjobsfirst.org/parent/tesla-inc

22 https://www.cnbc.com/2018/04/15/reveal-report-tesla-cut-corners-on-safety-at-fremont-factory.html ; https://www.revealnews.org/insulttoinjury

23 https://www.cnbc.com/2019/07/15/tesla-workers-in-ga4-tent-describe-pressure-to-make-model-3-goals.html

24 https://www.usatoday.com/in-depth/news/investigations/2019/11/12/tesla-gigafactory-brings-nevada-jobs-and-housing-woes-worker-injuries-strained-ems/2452396001/

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25 https://www.foxbusiness.com/technology/tesla-workers-discrimination-buffalo; https://www.reuters.com/article/us-tesla-lawsuit-racism/tesla-must-face-lawsuit-claiming-racism-at-california-factory-idUSKBN1YZ18E

26 https://apnews.com/ca5e62255bb87bf1b151f9bf075aaadf

27 https://www.forbes.com/sites/bradtempleton/2020/07/28/teslas-arent-safer-on-autopilot-so-researchers-calling-for-driver-monitoring-may-be-right/#618de9c1d739

28 https://www.cnbc.com/2019/07/15/tesla-workers-in-ga4-tent-describe-pressure-to-make-model-3-goals.html

29 See the SASB Material Map for “Automobiles” at https://materiality.sasb.org/.

30 This Standard can be downloaded under the “Automobiles” sector at https://www.sasb.org/standards%20overview/download-current-standards/.

31 https://corpgov.law.harvard.edu/2019/08/04/teslas-governance-record-and-esg-monitoring/

32 https://www.tesla.com/ns_videos/2019-tesla-impact-report.pdf

33 https://www.ungpreporting.org/wp-content/uploads/UNGPReportingFramework_withguidance2017.pdf

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